

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Kevin Morris
Chief Financial Officer
Miso Robotics, Inc.
680 East Colorado Blvd, Suite 500
Pasadena, CA 91101

> **Re: Miso Robotics, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed October 5, 2022**
> **File No. 024-11964**

Dear Kevin Morris:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 1-A

General

1. Revise your offering circular, including the cover page, to clearly disclose that the securities you are offering and seeking to qualify under Regulation A to include your Series E Preferred Stock and the Common Shares available upon conversion of the Series E Preferred Stock and the Bonus Shares. State the maximum amount of securities issuable upon the conversion of any convertible securities and the fixed rate at which such conversion will occur. Your revisions should include updating the tabular disclosure on your cover page showing the "Securities Offered by the Company" and revising Item 4 of Part I of your Form 1-A offering statement.

You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson